UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 26, 2019, Husky Energy Inc. (“Husky”) issued a press release announcing that it has commenced production at its Dee Valley thermal project in Saskatchewan. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: August 26, 2019		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Starts Production at Dee Valley Thermal Project

Husky Energy today announced it has commenced production at its Dee Valley thermal project in Saskatchewan, the second of six 10,000-barrel-per-day thermal bitumen projects to be brought onstream from 2018 to 2022.

“Dee Valley is the latest in our deep portfolio of repeatable, small-scale Lloyd developments that provide low-cost, reliable feedstock for our Upgrader, asphalt refinery and U.S. refineries,” said CEO Rob Peabody. “These projects have direct access to our refining hub in Lloydminster and can be transported via committed export pipeline capacity to our refineries and other U.S. markets.”

“Our Saskatchewan production is not subject to government-mandated production quotas,” added Peabody. “In addition, we have many diverse investment options, including the Atlantic region, a large Downstream presence in the U.S. and high-netback growth production in Asia. As such, competitiveness of jurisdiction will remain a key parameter for our investment decisions.”

Dee Valley will ramp up through year end, increasing Husky’s thermal production in Saskatchewan to 90,000 barrels per day (bbls/day).

Dee Valley follows Husky’s Rush Lake 2 Lloyd thermal project, which began production in October 2018 and achieved its 10,000 bbls/day design capacity the following month. Current Rush Lake 2 production is approximately 11,000 bbls/day, with a steam-oil ratio of 2.1, among the best in the industry.

With low operating costs, good oil quality and advantaged logistics, Husky’s Lloyd thermal projects further reduce the Company’s break-even Brent oil price, advancing delivery of its five-year business plan. Husky’s heavy oil production is matched by its Downstream processing and pipeline takeaway capacity through 2021, with tight physical integration providing for increased margin capture.

Four additional Saskatchewan thermal projects are being advanced through 2022, with a combined design capacity of 40,000 bbls/day.

•	At Spruce Lake Central, drilling has been completed and construction of the Central Processing Facility is progressing, with first production anticipated in the second half of 2020
•	At Spruce Lake North, foundation work and module fabrication is under way, with first oil planned around the end of 2020
•	At Spruce Lake East, lease construction is advancing and first production is set for around the end of 2021
•	At Edam Central, regulatory approval has been received and first production is expected in 2022

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Media & Issues Specialist

403-298-7088

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the expected timing of ramp-up of the Dee Valley thermal project and the resulting impact on the Company’s Saskatchewan production; the matching of the Company’s heavy oil production to its Downstream processing and pipeline takeaway capacity; and the expected timing of first production at the Spruce Lake Central, Spruce Lake North, Spruce Lake East and Edam Central thermal projects.

There are numerous uncertainties inherent in projecting future rates of production. The total amount or timing of actual future production may vary from production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2018 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This news release contains references to the terms “netback” and “break-even Brent oil price”. These measures are not used to enhance the Company’s reported financial performance or position. These measures are useful complementary measures in assessing the Company’s financial performance, efficiency and liquidity. There are no comparable measures to netback and break-even Brent oil price under IFRS.

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Netback is a common non-GAAP measure used in the oil and gas industry. Management believes this measure assists management and investors to evaluate the specific operating performance by product at the oil and gas lease level. Netback is calculated as gross revenue less royalties, production and operating and transportation costs on a per unit basis.

Break-even Brent oil price reflects the estimated Brent oil price per barrel required in order to generate funds flow from operations equal to the Company’s sustaining capital requirements over the applicable period. This measure is calculated assuming that several variables are held constant throughout the applicable period, including foreign exchange rate, light-heavy oil differentials, realized refining margins, forecast utilization of downstream facilities, estimated production levels and other factors consistent with normal oil and gas company operations. Break-even Brent oil price is used to assess the impact of changes in Brent oil prices on the net earnings of the Company and could impact future investment decisions.

DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated, projected and historical production volumes provided are gross, which represents the Company’s working interest share before deduction of royalties.

The Company uses the term “steam-oil ratio”, which measures the average volume of steam required to produce a barrel of oil. This measure does not have any standardized meaning and should not be used to make comparisons to similar measures presented by other issuers.

3 HUSKY ENERGY INC.